UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    --------

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER

                                    --------

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
                      at
                                    --------

                                HSBC Holdings plc

                                    --------


                 8 Canada Square, London E14 5HQ, United Kingdom


                                    --------

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X                               Form 40-F
                    ----------                                     ---------

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

               Yes                                          No     X
                    -------                                     -------

       If `Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) 82 -_________

    This current report on Form 6-K is hereby incorporated by reference in to HSBC Holdings plc's Registration Statement on Form F-3, File No. 333-92024.

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THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE
HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

                                 GLOBAL SECURITY


                                HSBC Holdings plc

                               U.S.$1,400,000,000
                            5.25% SUBORDINATED NOTES
                              DUE DECEMBER 12, 2012

               This is a Global Security in respect of a duly authorized issue by HSBC Holdings plc (the "Issuer", which term includes any successor Person under the Indenture hereinafter referred to) of debt securities, designated as specified in the title hereof, in the aggregate face amount of U.S. DOLLARS U.S.$500,000,000.

               The Issuer, for value received, hereby promises to pay CEDE & CO., or registered assigns on December 12, 2012 or on such earlier date as this Global Security may be redeemed ("Maturity"), the principal amount hereof and will pay interest on the said principal amount from December 12, 2002 or the most recent Interest Payment Date on which interest has been paid or duly provided for, semi-annually in arrears on June 12 and December 12 in each year (each such date, an "Interest Payment Date"), commencing June 12, 2003, at the rate of 5.25% per annum, until the principal amount hereof is paid or made available for payment provided that, if the Issuer does not pay any installment of interest on the pertinent Interest Payment Date or all or any part of principal at Maturity, the obligation to make such payment and such Interest Payment Date or Maturity, as the case may be, shall be deferred until (i) in the case of a payment of interest, the date upon which a dividend is paid on any class of share capital of the Issuer and (ii) in the case of a payment of principal, the first Business Day after the date that falls six months after the original Maturity. Failure by the Issuer to make any such payment prior to such deferred Interest Payment Date or Maturity shall not constitute a default by the Issuer or otherwise allow any Holder to sue the Issuer for such payment or to take any other action. Each payment so deferred will accrue interest at the rate of 5.25% per annum. Any payment so deferred shall not be treated as due for any purpose (including, without limitation for the purposes of ascertaining whether or not a Default has occurred) until the deferred Interest Payment Date or Maturity as the case may be.

               Interest in respect of this Global Security that is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name this Global Security (or one or more Predecessor Global Securities) is registered at the close of business on the Regular Record Date for such interest.

               Payment of interest, if any, in respect of this Global Security may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Register, or by wire transfer or transfer by any other means to an account designated in writing by such Person to the Paying Agent at least 15 days prior to such payment date.

               Any interest in respect of this Global Security of any series that is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holders thereof on the relevant Regular Record Date by virtue of their having been such Holders; and such Defaulted Interest may be paid by the Issuer, at its election in each case, as provided in Clause (1) or
(2) below:

               (1) The Issuer may elect to make payment of such Defaulted Interest to the Persons in whose names such Global Security (or its respective Predecessor Global Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the manner provided for in the Indenture.

               (2) The Issuer may make payment of any Defaulted Interest on this Global Security in any other lawful manner not inconsistent with the requirements of any securities exchange on which this Global Security may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

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               All amounts of principal of and interest and related deferred payments on this Global Security will be paid by the Issuer, without deduction or withholding for, or on account of, any and all present and future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or any taxing authority thereof or therein having the power to tax (the "Taxing Jurisdiction"), unless such deduction or withholding is required by law. If deduction or withholding of any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings shall at any time be required by the Taxing Jurisdiction, the Issuer will pay such additional amounts of, or in respect of, the principal amount of and interest on this Global Security ("Additional Amounts") as may be necessary in order that the net amounts paid to the Holder of this Global Security, after such deduction or withholding, shall equal the respective amounts of principal and interest, which would have been payable in respect of this Global Security had no such deduction or withholding been required; provided that the foregoing will not apply to any such tax, levy, impost, duty, charge, fee, deduction or withholding which would not have been payable or due but for the fact that (i) the Holder of or the owner of a beneficial interest in this Global Security is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or physically present in, the Taxing Jurisdiction or otherwise has some connection or former connection with the Taxing Jurisdiction other than the holding or ownership of the Global Security, or the collection of any payment of (or in respect of) principal of and interest and related deferred payments on or the enforcement of, any Global Security, (ii) the Global Security or other means of payment of interest or related deferred payment in respect of this Global Security is presented for payment in the United Kingdom, (iii) the Global Security or other means of payment of interest or related deferred payment in respect of this Global Security is presented for payment more than 30 days after the date payment became due or was provided for, whichever is later, except to the extent that the Holder would have been entitled to such Additional Amount on presenting the same for payment at the close of such 30 day period, (iv) such tax, levy, impost, duty, charge, fee, deduction or withholding is imposed on any interest or related deferred payment to an individual and is required to be made pursuant to any European Union directive on the taxation of savings income relating to the proposal for a directive on the taxation of savings income published by the ECOFIN Council on 13 December 2001 or otherwise implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000, or any law implementing or complying with, or introduced in order to conform to, such a directive, (v) presentation for payment of this Global Security was made to a paying agent who was required to make (or pass through) such deduction or withholding and presentation for payment could have been made to a paying agent who was not required to make (or pass through) such deduction or withholding,
(vi) there was a failure to comply by the Holder or the beneficial owner of this Global Security or the beneficial owner of any payment on this Global Security with a request of the Issuer addressed to the Holder or the beneficial owner, including a request of the Issuer related to a claim for relief under any applicable double tax treaty (x) to provide information concerning the nationality, residence, identity or connection with a Taxing Jurisdiction of the Holder or the beneficial owner or (y) to make any declaration or other similar claim to satisfy any information or reporting requirement, if the information or declaration is required or imposed by a statute, treaty, regulation, ruling or administrative practice of the Taxing Jurisdiction as a precondition to exemption from withholding or deduction of all or part of the tax, duty, assessment or other governmental charge, (vii) such tax, levy, impost, duty, charge, fee, deduction or withholding is imposed in respect of any estate, inheritance, gift, sale, transfer, personal property, wealth or similar tax, duty, assessment or other governmental charge or (viii) such tax, levy, impost, duty, charge, fee, deduction or withholding is imposed in respect of any combination of the above items.

               Whenever in this Global Security there is mentioned, in any context, the payment of any principal of or interest, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made.

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               Upon any exchange of a part of this Global Security for
definitive Debt Securities, the portion of the principal amount hereof so exchanged shall be endorsed by the Registrar on Schedule A hereto. The principal amount hereof shall be reduced for all purposes by the amount so exchanged.

               Reference is hereby made to the further provisions of this Global Security set forth on the reverse hereof, which further provisions shall for the purposes hereof have the same effect as if set forth at this place.

               Unless the certificate of authentication hereon has been executed by the Trustee or an authenticating agent by manual signature, this Global Security shall be not be entitled to any benefit under the Indenture or be valid or obligatory for any purposes.

               IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed under its corporate seal.

                                         HSBC Holdings plc

                                        By
                                           ---------------------
                                            Douglas J. Flint

Dated:  December 12, 2002

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                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION

               This is one of the Debt Securities of a series issued under the within-mentioned Indenture.

                                         The Bank of New York
                                           as Trustee


                                       By:
                                           ----------------------------
                                              Authenticating Agent


                                      By:
                                              Authorized Signatory

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                           REVERSE OF GLOBAL SECURITY

                               U.S.$1,400,000,000
                            5.25% SUBORDINATED NOTES
                              DUE December 12, 2012

               This Global Security is one of a duly authorized issue of debt securities ("Debt Securities") issued and to be issued in one or more series under and governed by an Indenture dated as of December 10, 2002, between the Issuer and The Bank of New York, as trustee (the "Trustee", which term includes any successor trustee under the Indenture), (the "Indenture"), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuer, the Trustee, the Holders of the Debt Securities and of the terms upon which the Debt Securities are, and are to be, authenticated and delivered.

               The rights of Holders of the Debt Securities will, in the event of the winding up of the Issuer, to the extent more fully set out in the Indenture, be subordinated and subject in right of payment to the prior payment in full of all claims of creditors of the Issuer except creditors in respect of any liability of the Issuer however arising for the payment of money, the right to payment of which by the Issuer by the terms thereof is, or is expressed to be, subordinated in the event of a winding up of the Issuer to the claims of all or any of the creditors of the Issuer, and creditors in respect of debt securities with no maturity issued pursuant to a separate indenture between the Issuer and a trustee.

               Under the terms of the Indenture, the Debt Securities of any series (i) are redeemable, as a whole but not in part, at the option of the Issuer, on not less than 30 nor more than 60 days' notice, at any time at a redemption price equal to 100% of the principal amount, together with accrued but unpaid interest, if any, in respect of such Debt Securities to the date fixed for redemption, if, at any time, the Issuer shall determine that (a) in making payment under such Debt Securities in respect of principal or interest or related deferred payment it has or will or would become obligated to pay Additional Amounts, provided such obligation to pay Additional Amounts results from a change in or amendment to the laws of the Taxing Jurisdiction, or any change in the official application or interpretation of such laws (including a decision of any court or tribunal), or any change in, or in the official application or interpretation of, or execution of, or amendment to, any treaty or treaties affecting taxation to which the United Kingdom is a party, which change, amendment or execution becomes effective after the original issuance of such Debt Securities or (b) the payment of interest in respect of such Debt Securities has become or will or would be treated as a "distribution" within the meaning of Section 209 of the Income and Corporation Taxes Act 1988 of the United Kingdom (or any statutory modification or re-enactment thereof for the time being), as a result of any change in or amendment to the laws of the Taxing Jurisdiction, or any change in the official application or interpretation of such laws including a decision of any court, which change or amendment becomes effective after the original issuance of such Debt Securities of such series; provided, however, that in the case of (a) above, no notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay Additional Amounts were a payment in respect of such Debt Securities then due.

               If an Event of Default with respect to the Debt Securities of this series shall occur and be continuing, the principal of all of the Debt Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. The Indenture provides that in certain circumstances such declaration and its consequences may be rescinded and annulled by the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series. If a Default with respect to Debt Securities of this series occurs and is continuing, the Trustee may pursue certain remedies as set forth in the Indenture. The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of this series may waive any past event of default or any past default under the Indenture or the Debt Securities of this series except a default in the payment of principal of on or any installment of interest or related deferred payment on any of the Debt Securities of such series or in respect to a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of this Debt Security, and any such consent or waiver shall bind every future Holder of this Debt Security and of any Debt Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Debt Security or such other Debt Securities.

                                                                            COPY


               The Indenture contains provisions permitting the Issuer and the Trustee (i) without the consent of the Holders of any Debt Securities issued under the Indenture to execute one or more supplemental indentures for certain enumerated purposes, such as to cure any ambiguity or to secure the Debt Securities, and (ii) with the consent of the holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series of Debt Securities affected thereby, to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of holders of Debt Securities under the Indenture; provided, that, with respect to certain enumerated provisions, no such supplemental indenture may be entered into without the consent of the holder of each Outstanding Debt Security affected thereby. The Indenture also permits the holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of each series to be affected, on behalf of the Holders of all Debt Securities of such series, to waive compliance by the Issuer with certain restrictive provisions of the Indenture. Any such consent or waiver by the Holder of this Global Security shall bind every future Holder of this Global Security and of any Global Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Global Security or such other Global Securities.

               The Depositary may surrender this Global Security or any portion hereof in exchange, in whole or in part, for definitive Debt Securities, of this series in registered form and the Registrar, acting on behalf of the Issuer, shall authenticate and deliver in exchange for this Global Security or the portions thereof to be exchanged, an equal aggregate face amount of definitive Debt Securities (duly countersigned) in the numbers and in the names advised by the Depositary.

               The Indenture and the Debt Securities may be amended and modified as provided in the Indenture.

               All terms used in this Debt Security and not otherwise defined shall have the meanings ascribed to them in the Indenture.

               The Indenture and the Debt Securities and the rights and duties of the Trustee shall be governed by and construed in accordance with the law of the State of New York, except that matters relating to the subordination provisions contained in Article Twelve of the Indenture and in the Debt Securities and the authorization and execution by the Issuer of the Indenture and the Debt Securities shall be governed by English law.

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                                   SCHEDULE A
                    EXCHANGES FOR DEFINITIVE DEBT SECURITIES

               The following exchanges of parts of this Global Security for Definitive Debt Securities have been made:


                           Principal amount           Remaining principal
                           exchanged for              amount following such
                           Definitive                 exchange
Date Made                  Debt Securities
---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

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---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

---------------------      ----------------------     -----------------------

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THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE
HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

                                 GLOBAL SECURITY


                                HSBC Holdings plc

                               U.S.$1,400,000,000
                            5.25% SUBORDINATED NOTES
                              DUE DECEMBER 12, 2012

               This is a Global Security in respect of a duly authorized issue by HSBC Holdings plc (the "Issuer", which term includes any successor Person under the Indenture hereinafter referred to) of debt securities, designated as specified in the title hereof, in the aggregate face amount of U.S. DOLLARS U.S.$500,000,000.

               The Issuer, for value received, hereby promises to pay CEDE & CO., or registered assigns on December 12, 2012 or on such earlier date as this Global Security may be redeemed ("Maturity"), the principal amount hereof and will pay interest on the said principal amount from December 12, 2002 or the most recent Interest Payment Date on which interest has been paid or duly provided for, semi-annually in arrears on June 12 and December 12 in each year (each such date, an "Interest Payment Date"), commencing June 12, 2003, at the rate of 5.25% per annum, until the principal amount hereof is paid or made available for payment provided that, if the Issuer does not pay any installment of interest on the pertinent Interest Payment Date or all or any part of principal at Maturity, the obligation to make such payment and such Interest Payment Date or Maturity, as the case may be, shall be deferred until (i) in the case of a payment of interest, the date upon which a dividend is paid on any class of share capital of the Issuer and (ii) in the case of a payment of principal, the first Business Day after the date that falls six months after the original Maturity. Failure by the Issuer to make any such payment prior to such deferred Interest Payment Date or Maturity shall not constitute a default by the Issuer or otherwise allow any Holder to sue the Issuer for such payment or to take any other action. Each payment so deferred will accrue interest at the rate of 5.25% per annum. Any payment so deferred shall not be treated as due for any purpose (including, without limitation for the purposes of ascertaining whether or not a Default has occurred) until the deferred Interest Payment Date or Maturity as the case may be.

               Interest in respect of this Global Security that is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name this Global Security (or one or more Predecessor Global Securities) is registered at the close of business on the Regular Record Date for such interest.

               Payment of interest, if any, in respect of this Global Security may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Register, or by wire transfer or transfer by any other means to an account designated in writing by such Person to the Paying Agent at least 15 days prior to such payment date.

               Any interest in respect of this Global Security of any series that is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holders thereof on the relevant Regular Record Date by virtue of their having been such Holders; and such Defaulted Interest may be paid by the Issuer, at its election in each case, as provided in Clause (1) or
(2) below:

               (1) The Issuer may elect to make payment of such Defaulted Interest to the Persons in whose names such Global Security (or its respective Predecessor Global Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the manner provided for in the Indenture.

               (2) The Issuer may make payment of any Defaulted Interest on this Global Security in any other lawful manner not inconsistent with the requirements of any securities exchange on which this Global Security may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

                                                                            COPY


               All amounts of principal of and interest and related deferred payments on this Global Security will be paid by the Issuer, without deduction or withholding for, or on account of, any and all present and future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or any taxing authority thereof or therein having the power to tax (the "Taxing Jurisdiction"), unless such deduction or withholding is required by law. If deduction or withholding of any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings shall at any time be required by the Taxing Jurisdiction, the Issuer will pay such additional amounts of, or in respect of, the principal amount of and interest on this Global Security ("Additional Amounts") as may be necessary in order that the net amounts paid to the Holder of this Global Security, after such deduction or withholding, shall equal the respective amounts of principal and interest, which would have been payable in respect of this Global Security had no such deduction or withholding been required; provided that the foregoing will not apply to any such tax, levy, impost, duty, charge, fee, deduction or withholding which would not have been payable or due but for the fact that (i) the Holder of or the owner of a beneficial interest in this Global Security is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or physically present in, the Taxing Jurisdiction or otherwise has some connection or former connection with the Taxing Jurisdiction other than the holding or ownership of the Global Security, or the collection of any payment of (or in respect of) principal of and interest and related deferred payments on or the enforcement of, any Global Security, (ii) the Global Security or other means of payment of interest or related deferred payment in respect of this Global Security is presented for payment in the United Kingdom, (iii) the Global Security or other means of payment of interest or related deferred payment in respect of this Global Security is presented for payment more than 30 days after the date payment became due or was provided for, whichever is later, except to the extent that the Holder would have been entitled to such Additional Amount on presenting the same for payment at the close of such 30 day period, (iv) such tax, levy, impost, duty, charge, fee, deduction or withholding is imposed on any interest or related deferred payment to an individual and is required to be made pursuant to any European Union directive on the taxation of savings income relating to the proposal for a directive on the taxation of savings income published by the ECOFIN Council on 13 December 2001 or otherwise implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000, or any law implementing or complying with, or introduced in order to conform to, such a directive, (v) presentation for payment of this Global Security was made to a paying agent who was required to make (or pass through) such deduction or withholding and presentation for payment could have been made to a paying agent who was not required to make (or pass through) such deduction or withholding,
(vi) there was a failure to comply by the Holder or the beneficial owner of this Global Security or the beneficial owner of any payment on this Global Security with a request of the Issuer addressed to the Holder or the beneficial owner, including a request of the Issuer related to a claim for relief under any applicable double tax treaty (x) to provide information concerning the nationality, residence, identity or connection with a Taxing Jurisdiction of the Holder or the beneficial owner or (y) to make any declaration or other similar claim to satisfy any information or reporting requirement, if the information or declaration is required or imposed by a statute, treaty, regulation, ruling or administrative practice of the Taxing Jurisdiction as a precondition to exemption from withholding or deduction of all or part of the tax, duty, assessment or other governmental charge, (vii) such tax, levy, impost, duty, charge, fee, deduction or withholding is imposed in respect of any estate, inheritance, gift, sale, transfer, personal property, wealth or similar tax, duty, assessment or other governmental charge or (viii) such tax, levy, impost, duty, charge, fee, deduction or withholding is imposed in respect of any combination of the above items.

               Whenever in this Global Security there is mentioned, in any context, the payment of any principal of or interest, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made.

                                                                            COPY


               Upon any exchange of a part of this Global Security for definitive Debt Securities, the portion of the principal amount hereof so exchanged shall be endorsed by the Registrar on Schedule A hereto. The principal amount hereof shall be reduced for all purposes by the amount so exchanged.

               Reference is hereby made to the further provisions of this Global Security set forth on the reverse hereof, which further provisions shall for the purposes hereof have the same effect as if set forth at this place.

               Unless the certificate of authentication hereon has been executed by the Trustee or an authenticating agent by manual signature, this Global Security shall be not be entitled to any benefit under the Indenture or be valid or obligatory for any purposes.

               IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed under its corporate seal.

                                         HSBC Holdings plc

                                        By
                                           ---------------------
                                            Douglas J. Flint



Dated:  December 12, 2002

                                                                            COPY


                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION

               This is one of the Debt Securities of a series issued under the within-mentioned Indenture.

                                         The Bank of New York
                                           as Trustee


                                         By:
                                            ----------------------------
                                              Authenticating Agent


                                      By:
                                              Authorized Signatory

                                                                            COPY


                           REVERSE OF GLOBAL SECURITY

                               U.S.$1,400,000,000
                            5.25% SUBORDINATED NOTES
                              DUE December 12, 2012

               This Global Security is one of a duly authorized issue of debt securities ("Debt Securities") issued and to be issued in one or more series under and governed by an Indenture dated as of December 10, 2002, between the Issuer and The Bank of New York, as trustee (the "Trustee", which term includes any successor trustee under the Indenture), (the "Indenture"), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuer, the Trustee, the Holders of the Debt Securities and of the terms upon which the Debt Securities are, and are to be, authenticated and delivered.

               The rights of Holders of the Debt Securities will, in the event of the winding up of the Issuer, to the extent more fully set out in the Indenture, be subordinated and subject in right of payment to the prior payment in full of all claims of creditors of the Issuer except creditors in respect of any liability of the Issuer however arising for the payment of money, the right to payment of which by the Issuer by the terms thereof is, or is expressed to be, subordinated in the event of a winding up of the Issuer to the claims of all or any of the creditors of the Issuer, and creditors in respect of debt securities with no maturity issued pursuant to a separate indenture between the Issuer and a trustee.

               Under the terms of the Indenture, the Debt Securities of any series (i) are redeemable, as a whole but not in part, at the option of the Issuer, on not less than 30 nor more than 60 days' notice, at any time at a redemption price equal to 100% of the principal amount, together with accrued but unpaid interest, if any, in respect of such Debt Securities to the date fixed for redemption, if, at any time, the Issuer shall determine that (a) in making payment under such Debt Securities in respect of principal or interest or related deferred payment it has or will or would become obligated to pay Additional Amounts, provided such obligation to pay Additional Amounts results from a change in or amendment to the laws of the Taxing Jurisdiction, or any change in the official application or interpretation of such laws (including a decision of any court or tribunal), or any change in, or in the official application or interpretation of, or execution of, or amendment to, any treaty or treaties affecting taxation to which the United Kingdom is a party, which change, amendment or execution becomes effective after the original issuance of such Debt Securities or (b) the payment of interest in respect of such Debt Securities has become or will or would be treated as a "distribution" within the meaning of Section 209 of the Income and Corporation Taxes Act 1988 of the United Kingdom (or any statutory modification or re-enactment thereof for the time being), as a result of any change in or amendment to the laws of the Taxing Jurisdiction, or any change in the official application or interpretation of such laws including a decision of any court, which change or amendment becomes effective after the original issuance of such Debt Securities of such series; provided, however, that in the case of (a) above, no notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay Additional Amounts were a payment in respect of such Debt Securities then due.

               If an Event of Default with respect to the Debt Securities of this series shall occur and be continuing, the principal of all of the Debt Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. The Indenture provides that in certain circumstances such declaration and its consequences may be rescinded and annulled by the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series. If a Default with respect to Debt Securities of this series occurs and is continuing, the Trustee may pursue certain remedies as set forth in the Indenture. The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of this series may waive any past event of default or any past default under the Indenture or the Debt Securities of this series except a default in the payment of principal of on or any installment of interest or related deferred payment on any of the Debt Securities of such series or in respect to a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of this Debt Security, and any such consent or waiver shall bind every future Holder of this Debt Security and of any Debt Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Debt Security or such other Debt Securities.

                                                                            COPY


               The Indenture contains provisions permitting the Issuer and the Trustee (i) without the consent of the Holders of any Debt Securities issued under the Indenture to execute one or more supplemental indentures for certain enumerated purposes, such as to cure any ambiguity or to secure the Debt Securities, and (ii) with the consent of the holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series of Debt Securities affected thereby, to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of holders of Debt Securities under the Indenture; provided, that, with respect to certain enumerated provisions, no such supplemental indenture may be entered into without the consent of the holder of each Outstanding Debt Security affected thereby. The Indenture also permits the holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of each series to be affected, on behalf of the Holders of all Debt Securities of such series, to waive compliance by the Issuer with certain restrictive provisions of the Indenture. Any such consent or waiver by the Holder of this Global Security shall bind every future Holder of this Global Security and of any Global Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Global Security or such other Global Securities.

               The Depositary may surrender this Global Security or any portion hereof in exchange, in whole or in part, for definitive Debt Securities, of this series in registered form and the Registrar, acting on behalf of the Issuer, shall authenticate and deliver in exchange for this Global Security or the portions thereof to be exchanged, an equal aggregate face amount of definitive Debt Securities (duly countersigned) in the numbers and in the names advised by the Depositary.

               The Indenture and the Debt Securities may be amended and modified as provided in the Indenture.

               All terms used in this Debt Security and not otherwise defined shall have the meanings ascribed to them in the Indenture.

               The Indenture and the Debt Securities and the rights and duties of the Trustee shall be governed by and construed in accordance with the law of the State of New York, except that matters relating to the subordination provisions contained in Article Twelve of the Indenture and in the Debt Securities and the authorization and execution by the Issuer of the Indenture and the Debt Securities shall be governed by English law.

                                                                            COPY


                                   SCHEDULE A
                    EXCHANGES FOR DEFINITIVE DEBT SECURITIES

               The following exchanges of parts of this Global Security for Definitive Debt Securities have been made:


                         Principal amount               Remaining principal
                         exchanged for                  amount following such
                         Definitive                     exchange
Date Made                Debt Securities
----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

----------------------   -----------------------        -----------------------

                                                                            COPY


THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

                                 GLOBAL SECURITY


                                HSBC Holdings plc

                               U.S.$1,400,000,000
                            5.25% SUBORDINATED NOTES
                              DUE DECEMBER 12, 2012

               This is a Global Security in respect of a duly authorized issue by HSBC Holdings plc (the "Issuer", which term includes any successor Person under the Indenture hereinafter referred to) of debt securities, designated as specified in the title hereof, in the aggregate face amount of U.S. DOLLARS U.S.$400,000,000.

               The Issuer, for value received, hereby promises to pay CEDE & CO., or registered assigns on December 12, 2012 or on such earlier date as this Global Security may be redeemed ("Maturity"), the principal amount hereof and will pay interest on the said principal amount from December 12, 2002 or the most recent Interest Payment Date on which interest has been paid or duly provided for, semi-annually in arrears on June 12 and December 12 in each year (each such date, an "Interest Payment Date"), commencing June 12, 2003, at the rate of 5.25% per annum, until the principal amount hereof is paid or made available for payment provided that, if the Issuer does not pay any installment of interest on the pertinent Interest Payment Date or all or any part of principal at Maturity, the obligation to make such payment and such Interest Payment Date or Maturity, as the case may be, shall be deferred until (i) in the case of a payment of interest, the date upon which a dividend is paid on any class of share capital of the Issuer and (ii) in the case of a payment of principal, the first Business Day after the date that falls six months after the original Maturity. Failure by the Issuer to make any such payment prior to such deferred Interest Payment Date or Maturity shall not constitute a default by the Issuer or otherwise allow any Holder to sue the Issuer for such payment or to take any other action. Each payment so deferred will accrue interest at the rate of 5.25% per annum. Any payment so deferred shall not be treated as due for any purpose (including, without limitation for the purposes of ascertaining whether or not a Default has occurred) until the deferred Interest Payment Date or Maturity as the case may be.

               Interest in respect of this Global Security that is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name this Global Security (or one or more Predecessor Global Securities) is registered at the close of business on the Regular Record Date for such interest.

               Payment of interest, if any, in respect of this Global Security may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Register, or by wire transfer or transfer by any other means to an account designated in writing by such Person to the Paying Agent at least 15 days prior to such payment date.

               Any interest in respect of this Global Security of any series that is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holders thereof on the relevant Regular Record Date by virtue of their having been such Holders; and such Defaulted Interest may be paid by the Issuer, at its election in each case, as provided in Clause (1) or
(2) below:

               (1) The Issuer may elect to make payment of such Defaulted Interest to the Persons in whose names such Global Security (or its respective Predecessor Global Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the manner provided for in the Indenture.

               (2) The Issuer may make payment of any Defaulted Interest on this Global Security in any other lawful manner not inconsistent with the requirements of any securities exchange on which this Global Security may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

                                                                            COPY


               All amounts of principal of and interest and related deferred payments on this Global Security will be paid by the Issuer, without deduction or withholding for, or on account of, any and all present and future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or any taxing authority thereof or therein having the power to tax (the "Taxing Jurisdiction"), unless such deduction or withholding is required by law. If deduction or withholding of any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings shall at any time be required by the Taxing Jurisdiction, the Issuer will pay such additional amounts of, or in respect of, the principal amount of and interest on this Global Security ("Additional Amounts") as may be necessary in order that the net amounts paid to the Holder of this Global Security, after such deduction or withholding, shall equal the respective amounts of principal and interest, which would have been payable in respect of this Global Security had no such deduction or withholding been required; provided that the foregoing will not apply to any such tax, levy, impost, duty, charge, fee, deduction or withholding which would not have been payable or due but for the fact that (i) the Holder of or the owner of a beneficial interest in this Global Security is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or physically present in, the Taxing Jurisdiction or otherwise has some connection or former connection with the Taxing Jurisdiction other than the holding or ownership of the Global Security, or the collection of any payment of (or in respect of) principal of and interest and related deferred payments on or the enforcement of, any Global Security, (ii) the Global Security or other means of payment of interest or related deferred payment in respect of this Global Security is presented for payment in the United Kingdom, (iii) the Global Security or other means of payment of interest or related deferred payment in respect of this Global Security is presented for payment more than 30 days after the date payment became due or was provided for, whichever is later, except to the extent that the Holder would have been entitled to such Additional Amount on presenting the same for payment at the close of such 30 day period, (iv) such tax, levy, impost, duty, charge, fee, deduction or withholding is imposed on any interest or related deferred payment to an individual and is required to be made pursuant to any European Union directive on the taxation of savings income relating to the proposal for a directive on the taxation of savings income published by the ECOFIN Council on 13 December 2001 or otherwise implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000, or any law implementing or complying with, or introduced in order to conform to, such a directive, (v) presentation for payment of this Global Security was made to a paying agent who was required to make (or pass through) such deduction or withholding and presentation for payment could have been made to a paying agent who was not required to make (or pass through) such deduction or withholding,
(vi) there was a failure to comply by the Holder or the beneficial owner of this Global Security or the beneficial owner of any payment on this Global Security with a request of the Issuer addressed to the Holder or the beneficial owner, including a request of the Issuer related to a claim for relief under any applicable double tax treaty (x) to provide information concerning the nationality, residence, identity or connection with a Taxing Jurisdiction of the Holder or the beneficial owner or (y) to make any declaration or other similar claim to satisfy any information or reporting requirement, if the information or declaration is required or imposed by a statute, treaty, regulation, ruling or administrative practice of the Taxing Jurisdiction as a precondition to exemption from withholding or deduction of all or part of the tax, duty, assessment or other governmental charge, (vii) such tax, levy, impost, duty, charge, fee, deduction or withholding is imposed in respect of any estate, inheritance, gift, sale, transfer, personal property, wealth or similar tax, duty, assessment or other governmental charge or (viii) such tax, levy, impost, duty, charge, fee, deduction or withholding is imposed in respect of any combination of the above items.

               Whenever in this Global Security there is mentioned, in any context, the payment of any principal of or interest, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made.

               Upon any exchange of a part of this Global Security for definitive Debt Securities, the portion of the principal amount hereof so exchanged shall be endorsed by the Registrar on Schedule A hereto. The principal amount hereof shall be reduced for all purposes by the amount so exchanged.

               Reference is hereby made to the further provisions of this Global Security set forth on the reverse hereof, which further provisions shall for the purposes hereof have the same effect as if set forth at this place.

                                                                            COPY


               Unless the certificate of authentication hereon has been executed by the Trustee or an authenticating agent by manual signature, this Global Security shall be not be entitled to any benefit under the Indenture or be valid or obligatory for any purposes.

               IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed under its corporate seal.

                                         HSBC Holdings plc

                                        By
                                          ----------------------
                                            Douglas J. Flint



Dated:  December 12, 2002

                                                                            COPY


                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION

               This is one of the Debt Securities of a series issued under the within-mentioned Indenture.

                                         The Bank of New York
                                           as Trustee


                                         By:
                                             ---------------------------------
                                              Authenticating Agent


                                       By:
                                              Authorized Signatory

                                                                            COPY
                           REVERSE OF GLOBAL SECURITY

                               U.S.$1,400,000,000
                            5.25% SUBORDINATED NOTES
                              DUE December 12, 2012

               This Global Security is one of a duly authorized issue of debt securities ("Debt Securities") issued and to be issued in one or more series under and governed by an Indenture dated as of December 10, 2002, between the Issuer and The Bank of New York, as trustee (the "Trustee", which term includes any successor trustee under the Indenture), (the "Indenture"), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuer, the Trustee, the Holders of the Debt Securities and of the terms upon which the Debt Securities are, and are to be, authenticated and delivered.

               The rights of Holders of the Debt Securities will, in the event of the winding up of the Issuer, to the extent more fully set out in the Indenture, be subordinated and subject in right of payment to the prior payment in full of all claims of creditors of the Issuer except creditors in respect of any liability of the Issuer however arising for the payment of money, the right to payment of which by the Issuer by the terms thereof is, or is expressed to be, subordinated in the event of a winding up of the Issuer to the claims of all or any of the creditors of the Issuer, and creditors in respect of debt securities with no maturity issued pursuant to a separate indenture between the Issuer and a trustee.

               Under the terms of the Indenture, the Debt Securities of any series (i) are redeemable, as a whole but not in part, at the option of the Issuer, on not less than 30 nor more than 60 days' notice, at any time at a redemption price equal to 100% of the principal amount, together with accrued but unpaid interest, if any, in respect of such Debt Securities to the date fixed for redemption, if, at any time, the Issuer shall determine that (a) in making payment under such Debt Securities in respect of principal or interest or related deferred payment it has or will or would become obligated to pay Additional Amounts, provided such obligation to pay Additional Amounts results from a change in or amendment to the laws of the Taxing Jurisdiction, or any change in the official application or interpretation of such laws (including a decision of any court or tribunal), or any change in, or in the official application or interpretation of, or execution of, or amendment to, any treaty or treaties affecting taxation to which the United Kingdom is a party, which change, amendment or execution becomes effective after the original issuance of such Debt Securities or (b) the payment of interest in respect of such Debt Securities has become or will or would be treated as a "distribution" within the meaning of Section 209 of the Income and Corporation Taxes Act 1988 of the United Kingdom (or any statutory modification or re-enactment thereof for the time being), as a result of any change in or amendment to the laws of the Taxing Jurisdiction, or any change in the official application or interpretation of such laws including a decision of any court, which change or amendment becomes effective after the original issuance of such Debt Securities of such series; provided, however, that in the case of (a) above, no notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay Additional Amounts were a payment in respect of such Debt Securities then due.

               If an Event of Default with respect to the Debt Securities of this series shall occur and be continuing, the principal of all of the Debt Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. The Indenture provides that in certain circumstances such declaration and its consequences may be rescinded and annulled by the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series. If a Default with respect to Debt Securities of this series occurs and is continuing, the Trustee may pursue certain remedies as set forth in the Indenture. The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of this series may waive any past event of default or any past default under the Indenture or the Debt Securities of this series except a default in the payment of principal of on or any installment of interest or related deferred payment on any of the Debt Securities of such series or in respect to a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of this Debt Security, and any such consent or waiver shall bind every future Holder of this Debt Security and of any Debt Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Debt Security or such other Debt Securities.

                                                                            COPY


               The Indenture contains provisions permitting the Issuer and the Trustee (i) without the consent of the Holders of any Debt Securities issued under the Indenture to execute one or more supplemental indentures for certain enumerated purposes, such as to cure any ambiguity or to secure the Debt Securities, and (ii) with the consent of the holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series of Debt Securities affected thereby, to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of holders of Debt Securities under the Indenture; provided, that, with respect to certain enumerated provisions, no such supplemental indenture may be entered into without the consent of the holder of each Outstanding Debt Security affected thereby. The Indenture also permits the holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of each series to be affected, on behalf of the Holders of all Debt Securities of such series, to waive compliance by the Issuer with certain restrictive provisions of the Indenture. Any such consent or waiver by the Holder of this Global Security shall bind every future Holder of this Global Security and of any Global Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Global Security or such other Global Securities.

               The Depositary may surrender this Global Security or any portion hereof in exchange, in whole or in part, for definitive Debt Securities, of this series in registered form and the Registrar, acting on behalf of the Issuer, shall authenticate and deliver in exchange for this Global Security or the portions thereof to be exchanged, an equal aggregate face amount of definitive Debt Securities (duly countersigned) in the numbers and in the names advised by the Depositary.

               The Indenture and the Debt Securities may be amended and modified as provided in the Indenture.

               All terms used in this Debt Security and not otherwise defined shall have the meanings ascribed to them in the Indenture.

               The Indenture and the Debt Securities and the rights and duties of the Trustee shall be governed by and construed in accordance with the law of the State of New York, except that matters relating to the subordination provisions contained in Article Twelve of the Indenture and in the Debt Securities and the authorization and execution by the Issuer of the Indenture and the Debt Securities shall be governed by English law.

                                                                            COPY
                                   SCHEDULE A
                    EXCHANGES FOR DEFINITIVE DEBT SECURITIES

               The following exchanges of parts of this Global Security for Definitive Debt Securities have been made:


                          Principal amount               Remaining principal
                          exchanged for                  amount following such
                          Definitive                     exchange
Date Made                 Debt Securities
-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

-----------------------   -----------------------        -----------------------

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         HSBC Holdings plc

                                         By:  /s/ DOUGLAS FLINT
                                              -----------------------------

                                         Name:  D J Flint
                                         Title: Group Finance Director

Dated:  December 24, 2002